EXHIBIT 99

     Commencing with the election of directors at the annual meeting of shareholders in 1998, the directors shall be divided into three Classes, A, B, and C, as nearly equal in number as possible, following such procedure as shall be established by the Board of Directors. The initial term of office for directors in Class A shall expire at the annual meeting of shareholders in 1999; the initial term of office for directors in Class B shall expire at the annual meeting of shareholders in 2000; and the initial term of office for directors in Class C shall expire at the annual meeting of shareholders in 2001. As the initial term of office for each Class of directors expires in accordance with the schedule previously described, successive elections for directors for each Class shall be held at the corresponding annual shareholder meeting and, thereafter, upon successive three-year intervals; it is the intent of this paragraph to establish staggered three-year terms of office for three distinct classes of directors A, B, and C. However, any director named between any annual meeting of shareholders shall be for the term ending with the next annual meeting of shareholders. If the number of directors fixed by the bylaws increases or decreases, all Classes of directors shall be increased or decreased as equally as possible.